UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated August 10, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: August 10, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-19 August 10, 2007

PORTAL RESOURCES TESTS EXTENSION OF REFUGIO MOLYBDENUM-COPPER PORPHYRY SYSTEM

Portal Resources Ltd. (TSX-V: PDO) is pleased to report on progress on the exploration program testing the Refugio molybdenum-copper porphyry system discovered in the southern portion of the Arroyo Verde property in Chubut province southern Argentina.

This program of additional Induced Polarization (IP) geophysical surveying and reverse circulation drilling, followed up the significant intersections encountered in reverse circulation drill hole PO-54 which bottomed in 0.0512 % molybdenum over 11 meters from 295 to 306 meters. Drill hole PO-54 which was later deepened with diamond drilling to a total depth of 765 meters intersected two sections of molybdenum mineralization associated with strong quartz-pyrite-molybdenite stockworks in a strongly sericite altered granitic intrusive as follows: 284 to 460 meters (176 meters) grading 0.031 % molybdenum and 655 to 711.15 meters (54.5 meters) grading 0.0324 % molybdenum. The total interval of molybdenum mineralization in the hole is 230.5 meters.

A 15 kilometer pole-dipole IP/Resistivity survey, carried out to trace the chargeability zone to the southwest, defined two additional strong, discrete chargeability anomalies 2.4 and 4.6 kilometers southwest of the main molybdenum zone identified in hole PO-54. These anomalies, coincident with anomalous molybdenum and copper geochemistry in surface rock and soil samples and argillically altered and gossanous bedrock, were tested with two reverse circulation holes. Hole PO-105 intersected a weakly to moderately chlorite-magnetite-pyrite altered intrusive with scarce sericite from 230 to 400 meters. This intersection included minor quartz veinlets carrying molybdenum, copper, lead and zinc mineralization, however with only anomalous assay value. Hole PO-106 intersected a thick section of rhyolitic ignimbrite with strong sericite-quartz alteration and weak quartz veining with molybdenum, copper, lead and zinc mineralization but also provided only anomalous assay values. Narrow, 2 to 6 meter wide zones of anomalous gold values up to 0.21 g/t and silver values up to 22.29 g/t, suggest proximity to a new rhyolite dome complex with epithermal precious metal potential.

The El Refugio occurrence represents a grass roots discovery by the Portal team of a large molybdenum-copper porphyry system. To date, drilling on wide spaced centers within this very large system, measuring over 7 kilometers long by 4 kilometers wide, has defined wide spread, low grade, molybdenum-copper mineralization. Additional work is warranted to search for areas of higher grade within this large, mineralized system. Portal is currently evaluating the option of seeking a joint venture partner to share the risk in further exploring such a large mineralized system.

Sampling procedure at Arroyo Verde is to prepare splits of both core and cuttings samples, with one split retained on site for reference and the other split delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Mr. Gary Nordin, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

Portal Resources Ltd. is a precious and base metal exploration company founded in 2004. The Company’s exploration portfolio consists of approximately 1200 square miles of mineral rights in three primary project areas in the country of Argentina and increasing presence for uranium exploration in the United States of America.

Commodities being explored for include gold, silver, copper, molybdenum and uranium. A description of the Company’s assets including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.